December 20, 2012

Robert Errett, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2011-GC5
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012 (as amended July 27, 2012)
File No. 333-171508-01

Dear Mr. Errett:

We are counsel to GS Mortgage Securities Corporation II (“GSMSC”) and Goldman Sachs Mortgage Company (“GSMC”, and together with GSMSC, the “Companies”) in connection with (a) your letter dated December 12, 2012 (“Follow-up Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”) and (b) your November 6, 2012 letter (the “Original Comment Letter”) transmitting Staff comments relating to the Filing, among other comments.  We have reviewed the Follow-up Comment Letter and the Filing, and we have discussed the comments contained in the Follow-up Comment Letter with representatives of the Companies, as well as representatives of Wells Fargo Commercial Mortgage Servicing (“Wells Fargo”).

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of GSMSC or GSMC, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1122 of Regulation AB, page 7

1.
We note your response to comment 1 of our letter dated November 6, 2012. Your response states that Torchlight is responsible for the criterion in Item 1122(d)(4)(v). Please clarify why your response states that Torchlight is responsible for the criterion in Item 1122(d)(4)(v), but Torchlight’s Management’s Assessment of Compliance with Applicable Servicing Criteria filed as Exhibit 33.2 indicates that Torchlight is not responsible, on a platform level, for the criterion in Item 1122(d)(4)(v).

Please see Exhibit A for a revised chart showing a correction to the item at issue.

Robert Errett, Esq.
December 20, 2012

Rule 83 Confidential Treatment Request

2.
We note that Exhibit B contains the responses of Wells Fargo to comments 2 and 3 from our letter dated November 6, 2012 and that you have requested confidential treatment under Rule 83 on behalf of Wells Fargo for the entirety of Exhibit B. Also, as we stated in the telephone discussion on December 6, 2012, it appears that most of the response is the type of information that should be included in the reports on assessment of compliance with servicing criteria as disclosure describing identified instances of material non-compliance, so that an investor understands what the instances of non-compliance were and how they were remediated. Because of this, and because of the breadth of the request, it appears unlikely the entirety of Exhibit B or the entire responses to comments 2 and 3 are properly subject to a confidential treatment request. Therefore, please

•	Confirm what portions of the responses are the type of disclosure you would include in future filings;
•	Resubmit your paper response and limit your Rule 83 request to only those portions that are supportable by an exemption pursuant to the Freedom of Information Act;
•	Submit an electronic version of the response letter as CORRESP and include all the non-confidential information in that letter; and
•	Redact the information subject to the new Rule 83 request and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

Once you file the redacted correspondence, we will issue any follow-up comments we have regarding your response.

Please see Exhibit B for a letter, dated December 18, 2012, from Wells Fargo.  In such letter, Wells Fargo withdraws its confidentiality request with respect to the information provided by Wells Fargo in its prior letter, dated November 20, 2012 (attached as Exhibit B to our letter, dated November 20, 2012, in response to the Original Comment Letter), and acknowledges the Staff’s views with respect to the disclosure in Item 1122 servicer assessments of material instances of non-compliance.  Accordingly, on behalf of GSMSC, we hereby withdraw GSMSC’s confidentiality request with respect to the Wells Fargo November 20, 2012 letter.

Robert Errett, Esq.
 December 20, 2012

We hope these responses adequately address the comments in the Follow-up Comment Letter.  Please contact me if you have any further questions.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:	Michelle Stasny, Esq.
J. Theodore Borter
Gary P. Silber, Esq.

EXHIBIT A

SERVICING CRITERIA CHART

ITEM 1122(d) SERVICING CRITERIA

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	YES	YES	YES	NO	NO
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.	YES	YES	YES	YES	NO
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the Pool Assets are maintained.	NO	NO	NO	NO	NO
1122(d)(1)(iv)
A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.
		YES	YES	YES	YES	NO

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

Cash Collection and Administration
1122(d)(2)(i)
Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.
		YES	YES	YES	NO	NO
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	YES	YES	YES	NO	NO
1122(d)(2)(iii)
Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.
		YES	YES	YES	NO	NO
1122(d)(2)(iv)
The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.
		YES	YES	YES	NO	NO
1122(d)(2)(v)
Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.
		YES	YES	YES	NO	NO

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	YES	NO	YES	NO	NO
1122(d)(2)(vii)
Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.
		YES	YES	YES	NO	NO

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

Investor Remittances and Reporting
1122(d)(3)(i)
Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of Pool Assets serviced by the Servicer.
		YES (A) NO (B-D)	YES (A) NO (B-D)	YES	NO	YES
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	NO	NO	YES	NO	NO
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer’s investor records, or such other number of days specified in the transaction agreements.	NO	NO	YES	NO	NO
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	NO	NO	YES	NO	NO

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

Pool Asset Administration
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.	YES	YES	NO	YES	NO
1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements.	YES	YES	NO	YES	NO
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	YES	YES	YES	YES	NO
1122(d)(4)(iv)
Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.
		YES	NO	NO	NO	NO
1122(d)(4)(v)	The Servicer’s records regarding the pool assets agree with the Servicer’s records with respect to an obligor’s unpaid principal balance.	YES	NO	NO	NO	NO
1122(d)(4)(vi)
Changes with respect to the terms or status of an obligor’s pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.
		YES	YES	NO	NO	NO

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

1122(d)(4)(vii)
Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.
		YES	YES	NO	NO	YES
1122(d)(4)(viii)
Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).
		YES	NO	NO	NO	NO
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.	YES	NO	NO	NO	NO
1122(d)(4)(x)
Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor’s pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws;
		YES	NO	NO	NO	NO

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.
1122(d)(4)(xi)
Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.
		YES	NO	NO	NO	NO
1122(d)(4)(xii)
Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.
		YES	NO	NO	NO	NO
1122(d)(4)(xiii)
Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the servicer, or such other number of days specified in the transaction agreements.
		YES	NO	NO	NO	NO
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	YES	NO	NO	NO	NO

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	NO	NO	NO	NO	NO

EXHIBIT B

WELLS FARGO COMMERCIAL MORTGAGE SERVICING LETTER

December 18, 2012

VIA EMAIL

J. Theodore Borter
President
GS Mortgage Securities Trust 2011-GC5
GS Mortgage Securities Corporation II
Goldman Sachs Mortgage Company
Citigroup Global Markets Realty Corp.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

Re:	GS Mortgage Securities Trust 2011-GC5 Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012 (as amended July 27, 2012) File No. 333-171508-01

Dear Mr. Borter:

Wells Fargo hereby withdraws its request for confidential treatment under Rule 83 for the information provided by Wells Fargo for your November 21, 2012 letter to the SEC. Wells Fargo understands and acknowledges that, as expressed in their December 12, 2012 letter to you with respect to Wells Fargo’s Item 1122 disclosure, the SEC staff views Item 1122(a)(3) as requiring, in connection with any reported material instance of noncompliance, disclosure addressing the extent of the instance of noncompliance and the manner in which the problem was remediated.

Very truly yours,

/s/  Briggs A. Hawley

Briggs A. Hawley
Managing Director
Commercial Mortgage Servicing